Top Plus Series of Variable Annuities

The Ohio National Life Insurance Company

Ohio National Variable Account A

Ohio National Variable Account B

Supplement dated October 14, 2022

To the Update Notices dated April 29, 2022

The following supplements and amends the update notices dated April 29, 2022, as previously supplemented. Please read this supplement in conjunction with your update notices and retain it for future reference. Capitalized terms used herein have the same definitions as in your update notice.

Appendix A – Funds Available Under the Contract

The Fidelity® VIP Contrafund® Portfolio, TOPS® Managed Risk Balanced ETF Portfolio, TOPS® Managed Risk Moderate Growth ETF Portfolio, and TOPS® Managed Risk Growth ETF Portfolio are no longer available investment options under the contract, and all references to these portfolios, and all information regarding such portfolios in Appendix A, are deleted.

Additionally, the following funds are added as available investment options:

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Allocation	ON iShares Managed Risk Moderate Growth Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.68%(e)	N/A	N/A	N/A
Allocation	ON iShares Managed Risk Growth Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.68%(e)	N/A	N/A	N/A

(e)	Estimated for the current fiscal year.

Also, the current expenses information for the below investment option is amended to read as follows:

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Allocation	ON iShares Managed Risk Balanced Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.69%(e)	N/A	N/A	N/A

(e)	Estimated for the current fiscal year.